

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Lee Boyce
Executive Vice President and Chief Financial Officer
HAIN CELESTIAL GROUP INC
221 River Street
Hoboken, New Jersey 07030

> **Re: HAIN CELESTIAL GROUP INC**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **Response Dated May 7, 2024**
> **File No. 000-22818**

Dear Lee Boyce:

We have reviewed your May 7, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

Form 10-K for the Fiscal Year Ended June 30. 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-U.S. GAAP Financial Measures to U.S. GAAP Financial Measures, page 34

1. We have considered your response to prior comment 1. We believe that decisions about the timing, method, and pricing of dispositions of inventory are normal, recurring activities integral to the management of an ongoing business. Please confirm to us you will no longer exclude inventory write-downs from your non-GAAP financial measures.

Please contact Anne McConnell at 202-551-3709 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing